Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

Strong logic ramp and healthy memory drive ASML second-quarter sales
New EUV orders intended for volume manufacturing

VELDHOVEN, the Netherlands, July 20, 2016 - ASML Holding N.V. (ASML) today publishes its 2016 second-quarter results.

•	Q2 net sales of EUR 1.74 billion, gross margin 42.6 percent

•	ASML guides Q3 2016 net sales at approximately EUR 1.7 billion and a gross margin of around 47 percent

•	ASML expects full-year 2016 sales to exceed 2015 record year

(Figures in millions of euros unless otherwise indicated)	Q1 2016	Q2 2016
Net sales	1,333	1,740
...of which service and field option sales	477	486

Other income (Co-Investment Program)	23	23

New systems sold (units)	28	39
Used systems sold (units)	5	7
Average Selling Price (ASP) of net system sales	25.9	27.3

Net bookings	835	1,566
Systems backlog	3,018	3,371

Gross profit	568	741
Gross margin (%)	42.6	42.6

Net income	198	354
EPS (basic; in euros)	0.46	0.83

End-quarter cash and cash equivalents and short-term investments	3,138	2,926

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
"Our business continues to perform well. We recorded second-quarter orders of EUR 1.6 billion and posted net sales of over EUR 1.7 billion. System sales were weighted towards logic customers, supporting the initial ramp of the 10 nanometer node. System sales to memory customers remained healthy, as manufacturers continued their technology investments in DRAM and added capacity for 3D NAND. Our second-quarter net sales included around EUR 100 million in partial revenue recognition for two NXE:3350B EUV systems, which we had shipped in the fourth quarter of 2015. Confirming our previous statements on overall business trends, we now expect our full-year 2016 sales to exceed our 2015 record year. The ultimate level will depend on the timing of our EUV revenue recognition and the size of the combined 10/7 nanometer node ramp," ASML President and Chief Executive Officer Peter Wennink said.

"We took new orders for four EUV systems from foundry and memory customers, bringing our backlog to 10 units worth about EUR 1 billion. These systems are intended for volume manufacturing sites. We expect to take additional orders in the second half of this year," Wennink said.

"We announced our plans to acquire Hermes Microvision, Inc., to enhance our Holistic Lithography offering and thereby address the challenges chip makers are facing as they enter sub-10 nanometer resolutions and 3D integration. On 4 July we issued two bonds totaling EUR 1.5 billion that are intended to partially fund this acquisition."

Product and Business Highlights

•
In Deep Ultraviolet (DUV) lithography, the rollout of our TWINSCAN NXT:1980i ArF immersion systems is progressing well. Since introduction we have shipped a total of 23 systems and upgraded an additional five systems at customer sites to NXT:1980 specifications. We have also installed an enhanced version of the TWINSCAN XT:1460 ArF dry system with a 40 percent improvement in matched machine overlay, demonstrating our commitment to continue to improve the performance of our dry lithography product portfolio.

•
In Holistic Lithography, we have shipped multiple YieldStar 350E metrology systems to our leading customers to support the qualification and ramp of the 10 nanometer logic node. We also released a new version of our process window enhancement software suite, which includes a new approach to SRAF (Sub-Resolution Assist Features) placement that improves the quality of patterning. This leading resolution enhancement technique is aimed at helping to maximize manufacturing yield for EUV and immersion-based lithography at the 7 and 5 nanometer logic and 1x memory nodes.

•
In Extreme Ultraviolet (EUV) lithography, we continued to demonstrate progress towards manufacturing insertion with productivity and availability improvements. An NXE:3350B EUV system at a customer site processed 1,200 wafers per day. We are progressing well toward our 2016 target of 1,500 wafers per day, evidenced by the peak performance achieved on a NXE:3350B at ASML of 1,488 wafers per day.

Outlook
For the third-quarter of 2016, ASML expects net sales at approximately EUR 1.7 billion, a gross margin of around 47 percent, R&D costs of about EUR 275 million, other income of about EUR 23 million -- which consists of contributions from participants of the Customer Co-Investment Program, SG&A costs of about EUR 90 million and an effective annualized tax rate of around 12 percent.

Update Share Buyback Program
As part of ASML's financial policy to return excess cash to shareholders through dividends and regularly timed share buyback programs, ASML in January 2016 announced its intention to purchase up to EUR 1.5 billion of shares to be executed within the 2016-2017 time frame. ASML intends to cancel the shares upon repurchase.
Through July 3, 2016, ASML has acquired 4.6 million shares under this program for a total consideration of EUR 387 million. The repurchased shares will be canceled.
We will pause our share buyback program for a few quarters while we are in the midst of the HMI acquisition process. We continue to expect to complete the full 2016-2017 program, yet it may be further suspended, modified or discontinued at any time. Any transactions under this program will be published on ASML's website (www.asml.com/investors) on a weekly basis.

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands.We employ more than 15,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/qresultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com.

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com.

Today, July 20, 2016, ASML has also published the Statutory Interim Report for the six-month period ended July 3, 2016. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes consolidated condensed interim financial statements prepared in accordance with IAS 34 ‘Interim Financial Reporting’, an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of July 3, 2016, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended July 3, 2016 as presented in this press release are unaudited.

Regulated Information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends and outlook, including expected levels of service sales, systems backlog, expected financial results for the third quarter and full year 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance,  including EUV system performance (such as endurance tests), expected industry trends and expected trends in the business environment, statements with respect to the acquisition of HMI by ASML, the expected benefits of the acquisition of HMI by ASML, including expected earnings accretion, enhancement of ASML’s existing product portfolio, the creation of a new class of products which improves yield and time to market, the accelerated introduction of reticle defect detection to support future EUV ramp and related opportunity in 2020, improvement in ASML and HMI’s metrology technologies and support of EUV technologies, the benefits of the acquisition to ASML’s holistic lithography strategy, the growth opportunity represented by patterning control and expansion of market opportunity by 2020 and expected timing of completion of HMI acquisition, statements with respect to EUV targets, including availability, productivity and shipments, including the number of EUV systems expected to be shipped and timing of shipments, and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.